

August 16, 2011

<u>Via U.S. Mail</u>
Mr. Li Deng Ke
President and Chief Executive Officer
Nepia, Inc.
Tian Bei West Road
Yung Guang Tian Di Ming Xing
Ge, Unit 1503, Shenzhen, People's Republic of China

> **Re: Nepia, Inc.**
> **Registration Statement on Form S-1**
> **Supplemental response filed August 5, 2011**
> **File No. 333-173699**

Dear Mr. Ke:

    We have reviewed your August 5, 2011 supplemental response to our July 11, 2011 letter and have the comments below.

1. We note your response to comment one in our letter dated July 11, 2011. Unfortunately, your response fails to provide the analysis we requested and simply asserts that you are not subject to the specific Chinese regulations that we cited as examples of Chinese regulations to which companies in situations similar to yours are subject. As previously requested, please clarify for us how, as a corporation organized under the laws of Nevada, and in view of the restrictions of foreign ownership imposed by the laws of the People's Republic of China, you are able to operate in China. Your response should contain a detailed legal analysis and should address the fact that you are operating or intend to operate solely in China, you are organized under Nevada law, and you intend to make a market for your securities in the United States.

2. We note your response to comment two in our letter dated July 11, 2011. Unfortunately, your response fails to provide the analysis we requested and simply asserts that you are not a resident enterprise for Chinese tax purposes. As previously requested, please provide us a detailed legal analysis as to why you believe you are not a resident enterprise for Chinese tax purposes. In this regard, we note from your prospectus that your executive offices are located in Shenzhen, China, all of your operations are being conducted in China or will be conducted in China, and all of your management team is located in China.

You may direct questions on accounting comments to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Via Facsimile
David S. Jennings, Esq.
330 Carousel Parkway
Henderson, NV 89014